Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

[redacted]

11 November 2008

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

pp

Andrew M Knox
Public Officer

Enc.

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

MAARI OIL FIELD DEVELOPMENT UPDATE

Cue Energy Resources Ltd is pleased to announce that a major milestone has been achieved in the Maari Oil Field development. On Sunday 9th November 2009 the ENSCO 107 jack up drilling rig was successfully positioned next to the Maari Field WHP. Following completion of the preloading activities the focus will be on preparing for the commencement of development drilling operations. It is planned to drill 5 oil development wells and 3 water injecting wells, progressively on the field.

The Maari Oil Field is located in PMP 38160, in the offshore Taranaki basin, New Zealand. First oil is now expected around mid February 2009, when the first oil development well is expected to be completed. Oil production will ramp up towards the expected initial gross rate of 35,000 barrels of oil as the development wells are progressively drilled.

Participants in the development are as follows:

OMV (operator)	69%
Todd	16%
Horizon	10%
Cue	5%

Any queries regarding the announcement should be directed to the Company on (03) 9670 8668 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

11th November 2008

END